UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KLA-TENCOR CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

482480100

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Jeffrey L. Hall

Senior Vice President and Chief Financial Officer

KLA-Tencor Corporation

160 Rio Robles

San Jose, California 95134-1809

(408) 875-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

S. James DiBernardo, Esq.

Jill Mather Bartow, Esq.

Morgan, Lewis, & Bockius LLP

Two Palo Alto Square

Palo Alto, California 94306

(650) 843-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Schedule TO is being filed by KLA-Tencor Corporation, a Delaware corporation, pursuant to General Instruction D to Schedule TO.

Item 12. Exhibits.

(a	)(5)(A)	Email distributed to KLA-Tencor Corporation’s employees containing a memorandum dated January 29, 2007 relating to Section 409A informational meetings.

(a	)(5)(B)	PowerPoint presentation - Discounted Options, Section 409A & KLA-Tencor’s Tender Offer